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                                               Filed by Broadbase Software, Inc.
               Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 of the
                                     Securities Exchange Act of 1934, as amended

                                       Subject Company: Broadbase Software, Inc.
                                                 Commission File No.: 000-026789


WRITTEN COMMUNICATION COMPRISED OF A TRANSCRIPT OF A CONFERENCE CALL HELD ON APRIL 9, 2001

     JAY WOOD: Good morning, everyone. This is Jay Wood, CEO, of Kana Communications. Thank you for taking the time to join us this morning and discuss the merger between Kana and Broadbase. With me this morning is Chuck Bay, the CEO of Broadbase. What we would like to do is provide you with some commentary on the merger. I will speak first followed by Chuck and then we'll open the line to questions.

     We are very excited about this merger as you might imagine. We believe the combined companies create the undisputed leader in the emerging eRM market place. The product line that we bring to the market is quite broad including contact center, communications, knowledge management, marketing, analytics and in the marketplace today in eRM, there is no other company that offers that breadth of product to the customer base.

     When I joined Kana Communications as CEO just three months ago, I set out a number of items as key issues for the success of the company going forward. One of those items was to broaden the product line. This merger does just that. It offers our customers a much broader platform on which to deliver communications, information and manage relationships with their customers, partners and suppliers.

     The second item that I spoke about was to strengthen the management team. In this merger, we feel tremendous about the addition of the management team from the Broadbase side and as you know if you've read the press release, Chuck Bay will be our CEO and we're very excited about having Chuck in that position. We think he brings some great strengths and experience to help move this company, the combined organization, forward.

     The third item that we spoke about was our cash position. The merger of these two companies greatly improves the strength of our cash position going forward. The fourth item is our objective to get to profitability. I think the merger of the two companies, this is the strongest item, our ability to get to profitability. Because we are bringing together two companies that broaden our product line, we can offer more products to our customers to give us the ability to increase the value of each sale. We are able to sell into a customer base now that will exceed over 1,300 customers. There are some great synergies by bringing these companies together in the G&A area. We also believe that the road to profitability in bringing all these things together is greatly improved.

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     Lastly, I'd like to say that in this current economic condition, one of the important things for the company is the ability to retain excellent people. I think in creating this leadership entity, it will give us a greater ability to keep the kind of quality people we need to make this organization successful in the future. With that, I'd like to turn it over to Chuck Bay for his comments.

     CHUCK BAY: Thanks Jay. I'd like to remind everybody that this Thursday Broadbase will hold its regularly scheduled quarterly earnings release. On this call, we won't be talking about any financial projections for Broadbase standalone, Kana standalone, or the new Kana entity that will be formed. We will however work as diligently as possible to have guidance available by the time of the Kana conference call which is in a couple of weeks. So if you'll bear with us, we think we can get a very good plan going.

     I think that most people know that Kana and Broadbase have been very close companies. Our customers have thrust us together quarter after quarter after quarter. What we found is that there is a great synergy between the product lines and we find that out every quarter because we have a customer who says the combination of these two product lines solves all of my problems. And if you two will work together, you can solve those problems for me so we end up together again.

     Now, Jay's been with Kana for maybe eight or nine weeks and we've been thrust together several times over the past couple of months. That's what's led to this merger is the synergy that Jay talked about. Not just on the financial synergy side but in solving problems for customers. And that's what this merger is all about because we all know that the economic times are tough and the more problems you can solve for customers, the more they'll rely upon you. And what we've found so far is that we have by far the broadest product line. It creates a new kind of entity, this merger, which deals intelligently with all relationships management issues. We're incredibly excited and as Jay said, there is nothing that motivates developers more than working on the best products in the space and we have that. So we'll be doing a lot to make sure that we can retain our people.

     Our customer base as Jay said, we're looking at over 1,300 customers and as everyone knows in a tough environment, cross selling and up selling into your customer base can be much more productive in tough times than constantly trying to bring in new customers. Broadbase brings over 500 customers, Kana with over 1,000 customers. Think about what underlies that figure. There's a strong maintenance stream on both sides. This merger eliminates a great deal of redundant overhead and brings that strong maintenance stream together which again, in tough economic times that's exactly the kind of thing you want to look for.

     On the product integration front, I'd like to remind people that a year ago Broadbase merged with a company called Rubric. We set very aggressive product integration schedules. We met every milestone and by the end of June, we had rereleased both products with a new user interface. We did the same thing in September when we announced the merger of Broadbase and Servicesoft and again, we met every milestone and at the end of March, we issued new releases

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of both sides, the Servicesoft and Broadbase soft bringing together the products, on a look and feel basis and a feature function basis.

     We're going to be equally aggressive in this merger. We feel that our management team is exceptionally qualified to handle large integration issues and we're going to set very, very aggressive goals. Before the end of this quarter, we intend to have the products integrated at the data level. As most of you know because of the back end architecture of the Broadbase product, we're probably the best-suited company in the world to get that done quickly. Then by Q4 of this year, we will have integrated look and feel and feature function releases on both sides so that the sales forces can integrate and the customers will think they're dealing with a seamless integration of best of breed technology. All across analytics, all across what is by far the best J2EE and EJB platform in the world today.

     On the front of how we make this merger happen, we have scheduled out how the management team will look. Jay has agreed to stay as Chairman. He is going to help a lot with our customers. Kana has very large installations in premiere companies. If you look at the press release and you look at the names of some of the companies that are in there, those are the best companies in the world and Kana and Broadbase solve those companies' problems.

     I think that what you'll find is this will have an accelerating affect upon all of our integrator relationships. The integrators have been waiting for some merger of entities to create the product line that was going to dominate the new eRM space and that's what this merger is going to do. So we have customers behind us, we have integrators behind us. We'll have all of our developers behind us and I think that we will have as equally successful merger here as we did with Servicesoft and Rubric.

     I think the best way to proceed here would be to open for questions. There are quite a few people on the call so if we open up now, I think we could have quite a few minutes of active discussion.

     OPERATOR: Thank you. We will now begin the question and answer session. The first question is from Rick Shurless of Goldman Sachs.

     Q: Thanks. Congratulations, looks like the product fit is pretty good and the balance sheet implications are positive. I'm curious about employees and retaining key people. The companies struggle with do they reprice options, do they issue new options. In a case like this where there is a merger, does it give you flexibility to issue new options.

     CHUCK BAY: It does, Rick. I think two things are key there. Number one, both companies were implementing immediate measures to reflect Q 1 results and have a downsizing of overhead and any kind of redundancies that we could find in the companies. We sat down for three days and hammered out preliminary integration plans and within a week, we will move to downsize the companies. Our focus is 110% on attaining profitability and part of that downsizing involves option grants to employees. Now in a merger, you have an opportunity to reset the way people think about the company and so you can almost treat it as a start-up, which
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is incredibly exciting for engineers and for corporate types and field sales people. So what we'll do is, we don't believe that it's prudent to do a repricing or a swap right now. We think that we will issue shares to all of the employees who are staying with the new combined entity and it's almost a pre-IPO start-up situation with respect to the excitement that you can generate for people because these product lines come together, it's an incredible opportunity.

     Q: Are you able to redeploy those options where there has been a work force reduction?

     CHUCK BAY: Absolutely, yes. The options that are under water that don't get exercised when employees leave, come back in the pool and that is what gives us the opportunity to do this.

     JAY WOOD: The other thing I would say about that Rick is the employee retention issue, certainly stock is a motivator and as Chuck said, it's almost like a pre-IPO situation but even better because we are a public company and the opportunity to move quickly and get the stock back is great. I think what's really exciting for our team is the ability to be with a winner. This is a company that can clearly lead the eRM marketplace. We've got some great technologies that the engineers are excited about. The sales people will have a great product portfolio to sell into the customer base and to new prospects. I think that's really the most exciting thing.

     Q: How long before you can effectively cross sell? Will it require the data integration before you think the customers will be responsive?

     JAY WOOD: Well, I think we can cross sell immediately because there's already been some integration done between the two products. I just think the opportunity going forward for greater integration and strengthening that is wonderful. I think Chuck's team particularly has proven to do an excellent job at bringing different products together and integrating them quickly, so we're excited about that.

     CHUCK BAY: I think Rick, I'd remind you that because the back end of our technology is so strong and our old data mart legacy is so strong, moving at the data level we can do incredibly quickly. We have a complete integration between the Broadbase products and the historic Servicesoft products and we have a Kana adapter already built. So in that sense, what we need to do is find one customer and we've already found several common customers, customers like Cisco are very excited about this transaction, and just get that system configured because we have all the pieces already in place.

     OPERATOR:  Next question from Patrick Mason of Wit Sound View.

     Q: Could you just talk a little bit about the complimentary and overlap between the Kana and Servicesoft piece of the business?

     CHUCK BAY: It's a great compliment to our products. We have done some work in the knowledge area but nothing to the extent of Service Soft so this greatly expands our

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capability in delivering self-service through the web, which is a huge ROI issue. Today in the economic conditions we're facing, people are really buying on ROI, not on the opportunity for increasing communications or whatever else we might try to focus on. Return on investment is key right now and the Service Soft product adds a lot of value there. Together with the products from Kana, we really have a comprehensive contact center solution. I think it's excellent.

     The other thing I'll point out here is, there's some interesting opportunities for using some of the technology that Broadbase has in a marketing area in the service area. For instance, applying analytics and outbound technology to the service area. I would say the same is true on the marketing side where we can use some of the case management and workflow in the opportunity management area. So not only is there some great synergies with the existing products in the companies but some amazing opportunities to bring new things to the market in the capabilities we have.

     Q: The second question is more from the financial side of it. This is expected to close in Q3, is that correct?

     CHUCK BAY:  Yes, that's correct.

     Q: From a Kana perspective, are you guys going to have enough cash to get to the actual close date?

     JAY WOOD: As part of this transaction, there is the opportunity for Kana to use cash from Broadbase. So that was one of the strengths of this merger. Of course, Broadbase brings a lot of cash to the combined company and we have some access to that cash in the short term so that's great for us.

     OPERATOR:  Your next question is from Lilly Baramaport of Goldman Sachs.

     Q: Hi. Congratulations. If you could just spend a minute maybe talking about your customers. You already explained to us how they've been focused on wanting each other's functionality and putting you guys together but can you maybe not quantitatively but qualitatively talk about the kinds of overlaps that you see in your customers? Are there certain verticals where you think the overlap would be more predominate or that would be more of an opportunistic place for you to be in?

     JAY WOOD: I don't know if there is any one that is more oportunistic. I think one of the things that we feel great about is that the two companies are really focused on the Global 2000 high end. We've been very successful in similar markets and finance and high technology, retail. So there is a lot of synergy between the companies in terms of our customer base and our target market.

     CHUCK BAY: Yes, I think that's exactly correct. Both products apply to many verticals and where you see strength is when you look at our integrator partners. We don't have integrator partners who just focus on one vertical. They take both product lines to five or six verticals and that's very rare.

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     JAY WOOD:  I think that's an important point by the way that Chuck just brought up and that is I think the integrators are going to be incredibly excited about this and there is a lot of overlap in our relationships in the marketplace. KPMG is an example. Both companies have an excellent relationship with KPMG and I think they as an integrator will be tremendously excited about being able to bring these products together into the market.

     Q: In terms of the sales organization, have the sales teams worked very closely together in the past? Because I know Kana and Broadbase were partners early on, have they worked together before and sort of know each other's styles?

     CHUCK BAY: Yes, we've worked together for a lot of years. I think one of the big benefits of this merger is in most territories around the world the Kana sales people in the field already know the Broadbase people in the field and the marketing people have been working together for years too. I think that the synergy that you'll see there we'll be able to very quickly integrate sales management upon the close of this transaction and that really accelerates the results.

     OPERATOR:  Our next question is from Ben Rose of Adams, Harkness & Hill.

     Q: Good morning gentlemen and congratulations to both Jay and Chuck on this. It's nice to see someone having the courage to move forward in the segment to consolidate. Couple of quick questions. In terms of the integration, will that be specifically on the product side, will that be led by Nigel or someone on the Broadbase side? Could you elaborate?

     JAY WOOD: That's clearly a team effort. We've already had the sales organization sit down together, start looking at the product road map and talk about how to bring the technologies together. We've seen some excellent synergies, areas that we're really strong in that will help Broadbase and areas that Broadbase that are really strong in that will help the Kana products. We really think it's a big team effort. We're excited that the team has sat down together and the enthusiasm that came out of that room was really incredible.

     CHUCK BAY: I think you will see Nigel and Fabio Angelillis leading the team. What we've learned over the last 18 months in merging these entities is that you get a team of your crack people together. Those people set up aggressive goals. You get off site every month and monitor it and you make it one of your highest priorities because once these products are integrated, the customers then kind of looks to one vendor to solve their problems.

     Q: Given the fact that neither company has provided guidance as a result of this past quarter, could you give us a flavor at least for where the combined entity will be from a combined cash position and head count position even if on a preliminary basis following the closing of the merger?

     JAY WOOD: We've done an incredible amount of work on that but until we get through our conference calls, what we're comfortable telling you is one thing that both companies were focused on and the combined company will never lose focus on is getting profitable. Now

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obviously, that impacts head count. It impacts improving cash flow. I think that in this economic environment where things are so uncertain, we want to make sure that we are very careful in putting this forecast together. What we'd like to do is hold back until we get to the Kana regularly scheduled earnings release and then we'll have more to say. But I can assure you that the focus is on getting profitable and preserving cash.

     CHUCK BAY: And I want to add something to that. You asked about the cash position. Obviously, if anyone were to look at Broadbase's balance sheet and what they've publicly said, this brings a lot of cash to this combined organization. That from our viewpoint, was something very important.

     Q: With regard to the profitability issue, both companies have stated numerous times the intent to be profitable by the 4th quarter of calendar `01. Any sense that this could be accelerated or at least maintained?

     JAY WOOD: Again, I think we really want to hold off on that one because we are -- obviously, we've done some very thorough research on this. We've put models together, looked at how to structure this organization. I think the difficult part of course is the current economic conditions. What feels great about this is that, I think Chuck said this in his remarks at the beginning, we increased the recurring revenue of the organization significantly because now we bring two customer bases together and the maintenance and service that's generated out of that gives us a lot more flow of revenue. Then we have to really model this company efficiently in terms of head count. I'm sort of avoiding the answer because I don't think we're ready to get to that but I do see such great opportunity in bringing these companies together that we feel good about what the model is going to look like. It's certainly going to look a heck of a lot better as a combined entity than either of us could do alone.

     Q: Then finally on the competitive front, obviously the two competitors that emerged from this combination would appear to be Siebel and E.piphany and perhaps you could, even if in broad terms, give us a flavor for where you think these competitors are vulnerable in the short term and why you'll be successful in the market?

     JAY WOOD:  We've been very successful in the marketplace against Siebel.
I think our platform has really differentiated us and the fact that large Global 2000 corporations today really want to go in the direction of EJB, J2EE, that is an incredible thing for us. A lot of companies are coming out today saying that's their path. That's where they want to be, we're there already. The addition of Broadbase just really jumps us that further ahead of Siebel. There are products that Broadbase brings to the mix that Siebel just doesn't address. So we feel great about that combination. It's going to make us that much more competitive against Siebel. The opportunity for the emerging eRM marketplace is tremendous and I think again, we're going to win a lot more business bringing these companies together.

     Q:  Even on the E.piphany side?

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     JAY WOOD:  I'm not concerned about that one actually.  We're focused on how we're going to be competitive against Seibel.

     OPERATOR:  Your next question is from BrentSilt of Credit Suisse First
Boston.

     Q: Is there any evidence in the field right now of customers stitching both applications together? I know you mentioned Cisco. Have they taken any initiative as of yet to bond both products together?

     JAY WOOD: I think Cisco is a great customer for both companies. I don't know specifically that Cisco has done that. I think Cisco will be very excited about this and the opportunity to work with us to stitch them together. We have as Chuck mentioned, we do have some work that we've done in the field that integrates the products. I think that's probably the best we could answer it at this point.

     Q: So the 1,300 customers together, none of those customers have stitched the products together yet?

     CHUCK BAY: There's a lot of customers who have if you look at the historic strength of Broadbase in the analytic side, lots of customers using the historic Kana base with the historic Broadbase. The Servicesoft piece is too new although there are places where Servicesoft runs along side and on top of Kana and that's one of the primary synergies that we've seen recently is people saying bringing the strongest knowledge based product into the mix with the Kana platform was really producing magic. That was the most recently what the customers were saying. If anybody could bring the Servicesoft strength into the contact center, that would really be what would make them excited and that's what drove this.

     JAY WOOD: Yes, in fact there's two large deals that we are currently working on independently with a customer who is looking at both the knowledge management system on a Broadbase along with the contact center capabilities of Kana. I think both of those prospects will be really excited about the fact that we're coming together.

     Q: Chuck, the strategy for Broadbase has been to get deeply embedded with a number of the partners so companies like a Broadvision, how will this impact that strategy of trying to get deeply embedded? Does that change that dynamic?

     CHUCK BAY: No, not at all. I think this will have an incredibly positive impact on all the commerce platforms. We are very excited about the work we're doing with BEA and Broadvision and I think this will increase the number of places. For example, Inner Shop who is the strongest commerce platform player in Europe is very excited about coming in and working with us. So I think this will have a great positive impact on them. Now we have everything you need that isn't in the Commerce platform.

     OPERATOR:  Your next question is from Mike Bailey of First Albany Corp.

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     Q:  Congratulations again. Just a quick question about your common systems integrators that you both share. Could you talk a little bit about that? Maybe if there will be any changes along that front?

     CHUCK BAY: There will be a lot of strengthening, not changes. I think that the two that are doing the most business today would be KPMG and IBM Global Services. The KPMG people have introduced Broadbase into five of their different practice groups and the same with Kana. And IBM Global Services, obviously, everybody knows the power that is involved there. I think Excenture is close on their heels. Both companies doing a lot of work there and especially noteworthy is the high focus that they give the Kana product line. So by strengthening the Kana product line, we can only make the integrators happier. The fewer vendors that an integrator brings into a transaction, the higher their success rate of the implementation and this is right down the path of where they want to see people go.

     JAY WOOD: I especially want to to point out that IBM relationship I think can be fantastic for these two companies. We have a great relationship with IBM. They're really interested in moving the WebSphere product along and we've been doing a lot of work with them. I would also say, Chuck mentioned BEA as a company that Broadbase works with. We have a great relationship with BEA as well so there's a lot of synergy in our partners and in our SI partners.

     OPERATOR:  Our next question is from Chuck Phillips of Morgan Stanley.

     Q: Chuck, I remember that Kana was pretty far along in their ASP strategy given the type of product that they held. Does that change at all your strategy on the ASP side or are you going to focus on that? What's the outcome? Does it have any implications for revenue recognition down the road?

     CHUCK BAY: What we've seen in the world is that there is a niche that lends itself incredibly well to ASP and it has to do with the one off marketing campaigns done specifically in the e-mail environment and that is Kana's strength. Kana has been recognized as the leader in that space for the last three years. That was not Broadbase's historic strength. So I don't think we're going to do anything to change that model right away. As you know, it's 90 days to close the transaction and Kana was making some very difficult decisions on what to do because so many of the ASP model businesses are not with us anymore that were here a year ago. So I think in that niche, there's an incredible strength that Kana has and we are not going to tinker with that right now.

     Q: OK. Secondly, you mentioned the IBM-Kana relationship. You guys are pretty close to HP. Does that take away from your HP strategy a little bit?

     JAY WOOD: No, I don't think so. As is common in the marketplace, these large hardware vendors want to work with the leaders in the software industry. I think all this does is strengthen our leadership position. I think both HP and IBM will be interested in increasing the relationships and working with us even more.

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     Q:  OK, you may not have had time to come up with a number yet, but any count on the number of common customers between the two of you?

     CHUCK BAY: Well, the first path because the historic Kana e-mail product is so prevalent, it's got such a lead in the market, there is a great deal of overlap there. But the really exciting overlap is where our enterprise applications overlap with the Kana Silknet enterprise applications. We're still doing that count. It looks like it could be as high as 20 or 30 players that have it. Some of the names that I think we'll able to talk about when we get past the Kana earnings release, will really get people excited.

     JAY WOOD: I think one of the great opportunities here of course is selling into each other's customers bases. We have such a huge customer base and being able to go back into our customer base and say, okay you're happy with our other products. Now if you're interested in analytics and marketing software, we've got it. We've got a great knowledge based system. And the same thing for Broadbase to go back in and say, we've got a great contact center solution. We've got the communication software now. I think that it's not just where the installed base is today, what the opportunity is for the future for selling back into each other's customer base.

     OPERATOR:  Your next question is from Michael Mickey of Ardsley Partners.

     Q: Good morning, Jay. Question for you on any large transactions. Is there any way you can comment on any of the bigger deals that you might have had lately?

     JAY WOOD: I couldn't comment at this point but we certainly would be willing to talk more about that when we get to our earnings release. Certainly there's been a lot of great opportunities out there for us.

     Q:  Do you guys share a common venture capital partner?

     JAY WOOD:  Yes, we do.

     OPERATOR:  The next question is from Bill Chaple of Robinson Humphrey.

     Q: A couple of questions. First, is there any development on -- I guess neither company at this point has a full time CFO? Where that's going to go or when that decision should be made?

     JAY WOOD: That's a high priority for both Chuck and I. We've discussed it at length and it's something that we're going to focus on. One of the great things about this merger is bringing together two very good management teams and we're really excited about Chuck becoming the CEO of the company. They have a very strong leader in Tom Doyle for the revenue side of the business. It's something that we were really looking to fill. I think we've covered off a lot of things in bringing these companies together. The one thing that we need to focus on is a CFO but as we were both searching for a CFO, I think we're going to get a higher quality of candidate because we brought these companies together and created a leader.

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     Q:  Also could you maybe talk about how long the due diligence process has gone on? How long the talks have been going?

     CHUCK BAY: I think that's something we probably couldn't comment on actually.

     Q: I think it said in the press release, looking for third quarter close, any kind of month or is it just early third quarter or late third quarter?

     CHUCK BAY: We'd like it to be as early as possible because as soon you're completely integrated on the revenue side when sales management comes together that's when you really start to make your first true progress with the customers, so we're very anxious to get this closed. The attorneys are forcing us to be very realistic and they're saying that early July would be a really good schedule.

     OPERATOR: There are no further questions at this time. Please continue with your presentation or closing remarks.

     JAY WOOD: Again, Chuck and I would like to thank all of you for taking the time this morning to join us. As we said earlier we feel that this is a great combination. It creates the leader in the emerging eRM marketplace. We're looking forward to speaking to all of you with our upcoming announcements and we look forward to some great success in the coming year. Thank you very much.

"Safe Harbor" Statement Under the Private Securities Litigation Reform Act of 1995:

Information in this transcript that involve Kana and Broadbase's expectations, beliefs, hopes, plans, intentions or strategies regarding the future are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, which involve risk and uncertainties. All forward-looking statements included in this transcript are based upon information available to Kana and Broadbase as of the date of this release, and Kana and Broadbase assume no obligation to update any such forward-looking statement. These statements are not guarantees of future performance and actual results could differ materially from Kana and Broadbase's current expectations. Factors which could cause or contribute to such differences include, but are not limited to, slowing economic conditions; lack of market acceptance of the companies products or services; inability to integrate and enhance existing products and services within budget and on schedule, and develop new products and services on a timely basis; introduction of new products or services by competitors; and inability to attract and retain qualified employees. These and other factors and risks associated with Broadbase's business are discussed in Broadbase's recent filings with the Securities and Exchange Commission ("SEC"), including its annual report on Form 10-K filed on March 23, 2001.

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Forward Looking

This document includes forward-looking statements, including those that describe the anticipated results of combining the product lines and businesses of Kana and Broadbase. Those statements are subject to significant risks and uncertainties and actual results could differ materially from those indicated in the forward-looking statements. The expected benefits of the proposed combination may not be realized for a number of reasons including the following. The merger may not be approved by the stockholders of Kana and Broadbase and the other conditions of closing may not be satisfied. The announcement of the merger may disrupt the companies' normal sales cycles because their sales forces may be distracted by the pending business combination or because customers may delay new orders until the merger is closed and the sales forces and product lines are combined. The combined product lines may not be as broad as those of some of the competitors of Kana and Broadbase, and the merger could cause Kana and Broadbase's business partners and potential competitors to acquire other product lines that would compete directly with the combined company. Moreover, Kana and Broadbase may not be able to rapidly integrate the operations or retain the key employees. In addition, the combined company may not achieve the increase in revenues that it expects or the optimal mix between license and service revenues that it targets to achieve its profitability goals.

-----------------------------------------------------
Contact:

  Broadbase Software, Menlo Park
  Lorraine Daignault, 508/353-3357
  ldaignault@broadbase.com
  or
  Kana Communications, Redwood City
  Daphne Alden, 415/602-0058
  daphne@kana.com
  or
  PAN Communications
  Jennifer Meyer/Ken Peters, 978/474-1900
  broadbase@pancomm.com


Additional Information and Where to Find It

Kana Communications plans to file a Registration Statement on SEC Form S-4 in connection with the merger, and Broadbase Software expects to mail a Proxy Statement/Prospectus to stockholders of Broadbase Software containing information about the merger. Investors and security holders of Broadbase Software are urged to read the Registration Statement and Proxy Statement/Prospectus carefully when they are available. The Registration Statement and the Proxy Statement/ Prospectus will contain important information about Kana Communications, Broadbase Software, the merger and related matters. Investors and security holders will be able to obtain free copies of these documents through the Web site maintained by the U.S. Securities

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and Exchange Commission at http://www.sec.gov.  Free copies of the Proxy
Statement/Prospectus and these other documents may also obtained from Broadbase Software by directing a request through the Investor Relations portion of Broadbase Software's site Investor Relations Department, 500 Broadway, Redwood City, CA 94063.

In addition to the Registration Statement and the Proxy Statement/Prospectus, Kana Communications and Broadbase Software file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed by Kana Communications and Broadbase Software at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the SEC's other public reference rooms in New York, New York and Chicago, Illinois.
Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Kana Communications' and Broadbase Software's filings with the SEC are also available to the public from commercial document-retrieval services and at the Web site maintained by the SEC at http://www.sec.gov.

Interests of Certain Persons in the Merger

The directors and executive officers of Kana Communications and BroadbaseSoftware have interests in the merger, some of which may differ from, or may be in addition to, those of Broadbase Software's stockholders generally. A description of the interests that Kana Communications and Broadbase Software's directors and executive officers have in the merger will be available in the Proxy Statement/Prospectus.

Solicitation of Proxies

Kana Communications, its directors, executive officers and certain other members of its management and employees may be soliciting proxies from Kana stockholders in favor of the merger. The directors and officers of BroadBase Software may be deemed to be participants in Broadbase solicitation of proxies. Information concerning the participants will be set forth in the Proxy Statement/Prospectus when it is filed with the Securities and Exchange Commission.







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